EXHIBIT 8.1

List of Principal Subsidiaries and Consolidated Affiliated Entities

Name of Subsidiaries and VIE	Place of Incorporation	Percentage of direct or indirect economic ownership
Wholly Owned Subsidiaries of the Company:
Tuniu (HK) Limited	Hong Kong	100%
Tuniu (Nanjing) Information Technology Co., Ltd.	PRC	100%
Beijing Tuniu Technology Co., Ltd. (“Beijing Tuniu”)	PRC	100%
Variable Interest Entity (“VIE”)
Nanjing Tuniu Technology Co., Ltd. (“Nanjing Tuniu”)	PRC	100%
Subsidiaries of Variable Interest Entity (“VIE subsidiaries”)
Shanghai Tuniu International Travel Service Co., Ltd.	PRC	100%
Nanjing Tuniu International Travel Service Co., Ltd.	PRC	100%
Beijing Tuniu International Travel Service Co., Ltd.	PRC	100%
Nanjing Tuzhilv Tickets Sales Co., Ltd.	PRC	100%
Zheijiang Zhongshan International Travel Service Co., Ltd.	PRC	100%
Tianjin Classic Holiday International Travel Service Co., Ltd.	PRC	90%